UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CORELOGIC, INC.

(Name of issuer)

Common Stock, par value $0.00001 per share

(Title of class of securities)

21871D103

(CUSIP number)

May 26, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871D103
1.	Names of Reporting Persons First American Financial Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,173,306
	6.	Shared Voting Power 7,759,959 (1)
	7.	Sole Dispositive Power 5,173,306
	8.	Shared Dispositive Power 7,759,959 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,933,265
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.1% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Shares are held by First American Title Insurance Company, a wholly-owned subsidiary of First American Financial Corporation.
(2)	Based upon information provided by the Issuer as of May 26, 2010, reflecting 116,939,278 shares outstanding.

CUSIP No. 21871D103
1.	Names of Reporting Persons First American Title Insurance Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,759,959 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,759,959 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,759,959
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	First American Title Insurance Company is a wholly-owned subsidiary of First American Financial Corporation.
(2)	(*) Based upon information provided by the Issuer as of May 26, 2010, reflecting 116,939,278 shares outstanding.

Item 1.	(a)	Name of Issuer:

CoreLogic, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

4 First American Way Santa Ana, California 92707

Item 2.	(a)	Name of Person Filing:

First American Financial Corporation

	(b)	Address of Principal Business Office or, if none, Residence:

1 First American Way Santa Ana, California 92707-5913

	(c)	Citizenship:

Delaware

	(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share

	(e)	CUSIP Number:

21871D103

	(a)	Name of Person Filing:

First American Title Insurance Company

	(b)	Address of Principal Business Office or, if none, Residence:

1 First American Way Santa Ana, California 92707-5913

	(c)	Citizenship:

California

	(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share

	(e)	CUSIP Number:

21871D103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

[Not applicable]

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b) Percent of class:

See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

See Exhibits 99.2 and 99.3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2010

FIRST AMERICAN FINANCIAL CORPORATION

By:	/s/ Kenneth D. DeGiorgio
Name:	Kenneth D. DeGiorgio
Title:	Executive Vice President

FIRST AMERICAN TITLE INSURANCE COMPANY

By:	/s/ Kenneth D. DeGiorgio
Name:	Kenneth D. DeGiorgio
Title:	Vice President